Contact

www.linkedin.com/in/giovanni-moretto-0328307 (LinkedIn)

Top Skills

Mobile Applications
Project Management
Android Development

Giovanni Moretto

CTO @Jurny inc
Paese, Veneto, Italy

Summary

14+ years experience in IT industry, ex-entrepreneur with Metide srl, I'm the CTO at Jurny, a cutting-edge technology startup quickly expanding into new regions around the world, offering SaaS-based management solutions designed to accommodate the evolving needs and expectations of the modern traveler.

Experience

Jurny, Inc.
CTO
July 2020 - Present (4 years 2 months)
United States

Metide s.r.l.
Co-Founder
January 2008 - December 2021 (14 years)
Venezia Mestre

Mobile & Web projects

Technomind s.p.a.
Analyst developer
August 2006 - November 2008 (2 years 4 months)

Education

Università degli Studi di Padova
Ingegneria Informatica, Ingegneria informatica · (2000 - 2006)

Liceo Scientifico L. Da Vinci
Maturità scientifica · (1995 - 2000)